Exhibit 10.2

Description of 2007 Short Term Incentive Plan

Establish a short term incentive plan with target cash payouts for the Chief Executive Officer and other executive officers. The key performance measure for the plan is net income. Under the plan, Chief Executive Officer and other executive officers are eligible to earn incentive payouts in the form of cash, dependent upon 2007’s reported net income. The plan establishes the annual budgeted net income for 2007 as the target level of performance. Cash payouts eligible upon achievement of the targeted earnings are 40% for the Chief Executive Officer and 24% for other executive officers. Eligible payouts under the plan would increase on a pro-rata basis for earnings in excess of the budgeted net income or decrease on a pro-rata basis for earnings lower than the budgeted net income, with a minimum earnings threshold to be achieved in order for payments to be made.